Christopher E. Palmer +1 202 346 4253 cpalmer@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, NW Washington, DC 20036 goodwinlaw.com +1 202 346 4000

November 30, 2023

VIA EDGAR

Elizabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Penn Insurance and Annuity Company

PIA Variable Annuity Account I

Initial Registration Statement on Form N-4

File Nos. 333-273819; 811-08720

Dear Ms. Bentzinger:

This letter responds to comments that you provided in a letter dated October 6, 2023, with respect to your review of an initial registration statement on Form N-4 (the “Registration Statement”) filed on behalf of The Penn Insurance and Annuity Company (the “Company”) and its separate account, PIA Variable Annuity Account I (the “Registrant”) for the Deferred Variable Annuity Contract (the “Contract”).

Set forth below are the comments of the SEC staff along with the responses thereto by the Company and the Registrant. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Company and the Registrant are filing today a pre-effective amendment to the Registration Statement (the “Amendment”) to reflect the responses to the comments.

General

1.

Comment: Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: The Company confirms that the financial statements, all exhibits, and any additional missing information will be filed in a second pre-effective amendment to the registration statement after receiving any comments to the first pre-effective amendment filed today.

2.

Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

Response: The Company confirms that there are no guarantees or support agreements with third parties to support any contract features or benefits and that it will be solely responsible for any benefits or features associated with the Contract.

3.

Comment: Where a comment is made regarding the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement, including the summary prospectus. Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

Response: As applicable, the Company has made corresponding changes throughout the registration statement.

4.

Comment: Please reconcile the name of the Contract described in the prospectus (the Deferred Variable Annuity Contract) with the contract name listed in the EDGAR contract ID (Individual Variable and Fixed Deferred Annuity).

Response: The Company has reconciled the contract name listed in the EDGAR contract ID with the name of the Contract described in the prospectus.

PROSPECTUS

Definitions

5.

Comment: All riders offered under the Contract must be purchased at issue and therefore the Rider Effective Date is the Contract Date. Please remove the term Rider Effective Date from the prospectus in accordance with plain English principles. Rule 421 of the Securities Act of 1933 (the “Securities Act”).

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

Important Information You Should Consider About the Deferred Variable Annuity Contract

6.

Comment: Please remove the second, third, and fourth sentence in the Transaction Charges section of the Fees and Expenses table. This disclosure is neither permitted nor required by Item 2 of Form N-4. See General Instruction C.3.(b) of Form N-4.

Response: The Company has revised the disclosure as requested.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

7.

Comment: In the Ongoing Fees and Expenses section of the table, please remove “None” from the minimum optional benefit charge in the table and disclose the current fee for the least expensive optional benefit available for an additional charge (i.e., the Enhanced Death Benefit Rider’s 0.35% fee). Instruction 2(c)(i)(F) to Item 2 of Form N-4.

Response: The Company has revised the disclosure as requested.

8.

Comment: In the Restrictions – Optional Benefits section of the table, please revise the first bullet to more clearly state that if an investor selects an optional benefit, the investor will not be permitted to invest in the Short-Term Fixed Account. Please make corresponding changes to the first paragraph in the Optional Benefit Risks discussion on page 19.

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

9.

Comment: In the Conflicts of Interest - Exchanges section of the table, please lowercase both references to “Contract” in the second sentence to ensure investors are cautioned on the risks of exchanges prior to purchasing the Contract.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

Overview of the Deferred Variable Annuity Contract

10.

Comment: Please revise the last sentence of the Surrenders and Withdrawals discussion on page 12 to make clear that withdrawals, including Required Minimum Distributions, could significantly reduce the standard death benefit in addition to the guaranteed benefits, and that withdrawals could terminate guaranteed benefits.

Response: The Company has revised the disclosure as requested.

11.

Comment: Please remove the statement in the Optional Benefit Riders discussion that an investor should check with their financial professional to determine the optional benefits that may currently be available to them. Please describe all material features of the Contract, including all state and distribution channel variations, in the prospectus. Please remove similar disclosure on page 41 of the prospectus.

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

Table of Fees and Expenses

12.

Comment: The footnote accompanying the Maximum Expense Examples states that the expenses assume that the Accumulation Income Rider and the Enhanced Death Benefit Rider are purchased with maximum rider charges of 2.50%. Please reconcile this disclosure with the Annual Contract Expenses section of the Fee Table, which states that the Accumulation Income Rider charge is 2.00% and the Enhanced Death Benefit Rider charge is 0.75%, resulting in a combined charge for both riders of 2.75%. Moreover, the Enhanced Death Benefit Rider may be elected with the Guaranteed Income Rider, which has a maximum charge of 2.50%. Therefore, the Maximum Expense Examples should be revised to assume that the Enhanced Death Benefit Rider and Guaranteed Income Rider are purchased with the most expensive combination of maximum rider charges (3.25%).

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

How Do I Change the Contract’s Investment Allocations?

13.

Comment: Please describe with specificity the Company’s policies, procedures, and restrictions for deterring frequent transfers of Contract Value among the Variable Investment Options, including a description of any restrictions on the volume or number of transfers that may be made within a given time period, any minimum holding period that is imposed before a transfer may be made from one Variable Investment Option to another, any restrictions imposed on transfer requests submitted by overnight delivery, electronically, or via facsimile or telephone, and any right by the Company to reject, limit, delay, or impose other conditions on transfers or to terminate or otherwise limit Contracts based on a history of frequent transfers among Variable Investment Options, including the circumstances under which such right will be exercised. Item 8(f)(4) of Form N-4.

Response: The Company has revised the disclosure to reference the Contract provision that limits the number of transfers permitted in a calendar month and year and clarified that it retains the right to restrict the frequency of transfers in accordance with this provision in the future. The Company notes that it added disclosure about its policies and procedures regarding transfer activity limitations and restrictions, as well as the types of restrictions that may be imposed on transfer requests in 2022 in response to a Staff comment on a similar filing for a different registrant. The Company respectfully declines to revise the disclosure further as it believes more specificity would make it easier for investors to evade its policies and procedures designed to discourage excessive trading and market timing activities.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

What Are the Fees and Charges Under the Contract?

14.

Comment: In the second paragraph on page 28, please disclose the default option if an investor does not choose to have the surrender charge deducted from the amount withdrawn or from the remaining Contract Value.

Response: The Company has revised the disclosure as requested.

15.

Comment: In the narrative preceding the Schedule of Surrender Charges, please remove the disclosure stating that the surrender charge percentage varies by the Base Contract Option as there is only one such option under the Contract.

Response: The Company has revised the disclosure as requested.

16.	Comment: Please disclose what is provided in consideration for the Annual Contract Administration Charge. Item 7(a) of Form N-4.

Response: The Company has revised the disclosure as requested.

What are the Supplemental Riders and Benefits that are Available?

17.

Comment: Please provide one or more examples illustrating the complete operation of each benefit, including the Guaranteed Income Rider, Accumulation Income Rider, Enhanced Death Benefit Rider, and Guaranteed Minimum Accumulation Benefit, in a clear, concise, and understandable manner. In these examples, please reflect the impact of Purchase Payments, Early Access Withdrawals, and Excess Withdrawals on the applicable benefit base and other calculations under each rider, such as the Guaranteed Growth Amount.

Response: The Company has revised the disclosure as requested.

18.

Comment: Please confirm supplementally that the rates and assumptions reflected in the examples throughout the propsectus are reasonable in light of current and anticipated market conditions and based on rates and assumptions that the Company anticipates offering at the time the Contract is first issued.

Response: The Company confirms that the rates and assumptions reflected in the examples throughout the propsectus are reasonable in light of current and anticipated market conditions and based on rates and assumptions that the Company anticipates offering at the time the Contract is first issued.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

Enhanced Death Benefit Rider

19.

Comment: In the Important Information about the Rider discussion, please disclose that the rider provides a contingent guarantee that may never come into effect because the Enhanced Death Benefit may never exceed the Standard Death Benefit. Please also reconcile the fourth and fifth bullets, which appear to be addressing the same point with regard to when the enhanced amount is no longer payable.

Response: The Company has revised the disclosure as requested.

20.

Comment: In the Important Information about the Rider discussion’s eighth bullet, please state that Required Minimum Distributions (“RMDs”) could significantly reduce the values under the rider, perhaps by more than the amount of the withdrawal, and could terminate the rider and the Contract. Please also disclose that an investor should not purchase the rider if they plan to take RMDs from the Contract. Please make clear that RMDs may reduce the Enhanced Death Benefit rider’s benefits and terminate the rider in the Restrictions – Optional Benefits section of the table on page 10 of the prospectus, the Optional Benefit Riders discussion on page 13, the Optional Benefit Risks discussion on page 19, and in the benefit table on page 40 of the prospectus.

Response: The Company has revised the disclosure related to the possibility that RMDs could significantly reduce the values under the Enhanced Death Benefit Rider, perhaps by more than the amount of the withdrawal, and could terminate the Enhanced Death Benefit Rider and the Contract as requested and has made corresponding changes throughout the prospectus and summary prospectus. The Company respectfully declines to advise investors on whether or not they should purchase the rider.

Guaranteed Income Rider and Accumulation Income Rider

Benefit Overview

21.

Comment: In the first sentence of the Benefit Overview section for the Guaranteed Income Rider and the Accumulation Income Rider, please clearly explain in accordance with plain English principles the type of guarantee each rider is designed to provide (i.e., without simply stating that the rider is an optional benefit that provides a Living Benefit Guarantee or a Lifetime Withdrawal Guarantee). See, for example, the Benefit Overview section of the Guaranteed Minimum Accumulation Rider discussion, which states that the rider is designed to provide a minimum Contract Value at the end of the Accumulation Benefit Period.

Please make clear that, at least with respect to the Accumulation Income Rider and the Lifetime Withdrawal Guarantee under the Guaranteed Income Rider, the rider promises a minimum amount that may be withdrawn periodically from the Contract over a specified period regardless of the performance of the Variable Investment Options if certain conditions are met. With respect to the Standard Withdrawal Benefit under the Guaranteed Income Rider, please clearly explain

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

what guarantee is being provided by the Company (i.e., when might the Company make payments to an investor from its general account) as the rider terminates if Contract Value is reduced to zero.

Response: In response to the first two sentences, the Company has revised and added disclosure regarding the type of guarantee each rider is designed to provide. In response to the third sentence, the Company has added the requested disclosure. In response to fourth sentence, the Company has revised the disclosure regarding the Standard Withdrawal Benefit but notes that the Standard Withdrawal Guarantee does not necessarily terminate if the Contract Value is reduced to zero.

22.

Comment: Please prominently disclose that the Company will impose surrender charges on any withdrawal taken under the Guaranteed Income Rider or the Accumulation Income Rider, as applicable, including withdrawals within the Guaranteed Annual Withdrawal Amount. Please provide corresponding prominent disclosure whenever discussing withdrawals in the rider discussion as well as in the Restrictions – Optional Benefits section of the table on page 10 of the prospectus, the Optional Benefit Riders discussion on page 13, the Optional Benefit Risks discussion on page 19, and in the benefit table on page 40.

Response: The Company has revised the disclosure to state that Withdrawals under a Rider, including Guaranteed Annual Withdrawal Amounts, are subject to the surrender charge rules and that therefore a surrender charge may apply to such withdrawals. The Company has made corresponding changes throughout the prospectus and summary prospectus. The Company notes that while Guaranteed Annual Withdrawal Amounts are subject to the surrender charge rules, a surrender charge is not imposed on every such withdrawal.

23.

Comment: As both riders provide a withdrawal guarantee, please explain the differences between the two riders so that investors may make an informed decision when considering the purchase of either rider.

Response: The Company has revised the disclosure as requested.

24.

Comment: For the Guaranteed Income Rider, please more clearly explain in accordance with plain English principles the differences between the Lifetime Withdrawal Guarantee and the Standard Withdrawal Guarantee and the factors an investor should consider before selecting between the two. Please make clear that withdrawals under the Standard Withdrawal Guarantee are not guaranteed for life and that the rider will terminate if the Contract Value is reduced to zero. Please clarify in the Effect of Standard Withdrawal Benefit Balance Reducing to Zero discussion on page 70 and in the Effect of Contract Value Reducing to Zero on page 73 what will happen if the Contract Value reduces to zero and the Standard Withdrawal Benefit or the Guaranteed Income Benefit Base is greater than zero.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

Response: In response to the first sentence, the Company has revised and added disclosure regarding differences between the Lifetime Withdrawal Guarantee and the Standard Withdrawal Guarantee and the factors relating to the selection between the two. In response to the second sentence, the Company has added disclosure emphasizing that the Standard Withdrawal Guarantee does not guarantee withdrawals for life. In response to the remainder of the comment, the Company notes that the Standard Withdrawal Guarantee does not necessarily terminate if the Contract Value is reduced to zero, and it has revised the disclosure relating to the termination of the Rider.

Important Information about the Rider

25.

Comment: In the Important Information about the Rider discussion, please disclose for the Accumulation Income Rider and the Lifetime Withdrawal Guarantee under the Guaranteed Income Rider that the rider provides a contingent guarantee that may never come into effect because withdrawals taken while Contract Value is greater than zero are withdrawals of the investor’s own money, the Company is only required to make guaranteed payments from its general account if and when the Contract Value is reduced to zero, and the possibility of this happening may be minimal. With respect to the Standard Withdrawal Guarantee under the Guaranteed Income Rider, please clearly disclose that all withdrawals under the rider are withdrawals of the investor’s own money. Please provide corresponding disclosure in the Optional Benefit Riders discussion on page 13 and the Optional Benefit Risks discussion on page 19.

Response: The Company has revised the disclosure to disclose for the Accumulation Income Rider and the Lifetime Withdrawal Guarantee under the Guaranteed Income Rider that the Riders each provide a contingent guarantee that may never come into effect because withdrawals taken while Contract Value is greater than zero are withdrawals of the Contract Owner’s own money, and the Company is only required to make guaranteed payments from its general account if and when the Contract Value is reduced to zero. The Company believes that the possibility of this happening may not be minimal and therefore respectfully declines to include that disclosure. The Company also respectfully declines to disclose that all withdrawals under the Standard Withdrawal Guarantee under the Guaranteed Income Rider are withdrawals of the investor’s own money because this is not always the case. For example, depending on the performance of the market, the Contract Value could be lower than the Standard Withdrawal Benefit Balance, and since the Standard Withdrawal Guarantee provides Guaranteed Annual Withdrawal Amounts, the investor’s withdrawals under the Rider would not be the investor’s own money.

26.

Comment: Please clarify what “other applicable charges” other than surrender charges will be imposed if a withdrawal is taken while the rider is in effect. Please make corresponding changes throughout the prospectus when referring to “other applicable charges.”

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

Response: The Company has removed the reference to “other applicable charges” because the only charge imposed if a withdrawal is taken while the rider is in effect is the surrender charge, if applicable, and has made corresponding changes throughout the prospectus as requested.

27.	Comment: Please add bulleted disclosure stating that the rider’s guarantee does not begin until the Withdrawal Phase.

Response: The Company has revised the disclosure as requested.

28.

Comment: In the Accumulation Income Rider discussion, please add bulleted disclosure stating that subsequent Purchase Payments are not permitted during the Withdrawal Phase of the rider and that this will limit potential increases in the Contract Value, death benefit, and Accumulation Income Benefit Base. Please provide corresponding disclosure in the Restrictions – Optional Benefits section of the table on page 10, the Optional Benefit Riders discussion on page 13, the Optional Benefit Risks discussion on page 19, and in the benefit table on page 40 of the prospectus.

Response: The Company has revised the disclosure and has made corresponding changes throughout the prospectus and summary prospectus.

Contract Phases under the Rider

29.

Comment: Please summarize in the first paragraph the significant differences between the Deferral Phase and the Withdrawal Phase, including the impact of withdrawals on rider benefits and Contract values, the ability to make purchase payments, and whether the rider’s guarantee is in effect. Please explain the factors an investor should consider before choosing to begin the Withdrawal Phase.

Response: The Company has revised the disclosure as requested.

Early Access Withdrawals

30.

Comment: Early Access Withdrawals reduce the applicable benefit base on a proportionate basis, which could significantly reduce the rider’s benefit and even terminate the rider and the Contract. Please disclose this prominently when discussing the Early Access Withdrawal option during the Deferral Phase and explain why an investor might choose to establish systematic Early Access Withdrawals, including RMDs, when such withdrawals are subject to such proportionate reductions as well as surrender charges. This proportionate reduction should also be clearly stated when describing the calculation of the Guaranteed Income Benefit Base (i.e., “decreases for Early Access Withdrawals” on page 59 suggests a dollar-for-dollar reduction) and the Guaranteed Growth Amount.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

Please revise the entire rider discussion as well as the rest of the prospectus to provide cautionary disclosure regarding the impact of Early Access Withdrawals on rider benefits and Contract values in the same manner that there is cautionary disclosure throughout regarding the impact of Excess Withdrawals (see, for example, page 29, which states in the Free Withdrawal Amount discussion that Excess Withdrawals will significantly reduce future payments under the riders).

Along these same lines, please rephrase the characterization of Early Access Withdrawals as an “option” that is “permitted” during the Deferral Phase, so as not to encourage investors to take withdrawals that could significantly reduce, and even terminate, the rider. Please disclose that investors should not purchase the rider if they plan to take Early Access Withdrawals, including taking RMDs, during the Deferral Phase.

Response: The Company has revised the disclosure related to Early Access Withdrawals to include more prominent disclosure regarding the significance and impact of the withdrawals and has made corresponding changes throughout the prospectus and summary prospectus. The Company respectfully declines to advise investors on whether or not they should purchase the rider.

Rider Charges

31.

Comment: The prospectus discloses a maximum rider charge increase, and an investor may choose to opt out of such increases in exchange for a suspension of Automatic Step-Ups of the benefit base. Please remove the disclosure stating that any future rider charge increases following a reinstatement of Automatic Step-Ups may be more than the maximum rider charge increase. The Company may not impose charges under the rider that exceed the maximums disclosed in the prospectus.

Response: The Company has reviewed the disclosure in response to the Staff’s comment and has revised the disclosure to clarify that (1) if a Contract Owner requests a reinstatement of the Automatic Step-Ups of the Guaranteed Income Benefit Base under the Guaranteed Income Rider or the Accumulation Income Benefit Base under the Accumulation Income Rider, the Rider Charge incurred upon reinstatement will be equal to the current charge applied to that class of contracts at that time and (2) the Rider Charge incurred upon reinstatement could result in an increase greater than the maximum Rider Charge increase amount (0.50% for both the Guaranteed Income Rider and the Accumulation Income Rider) but will never exceed the maximum Rider Charge (2.00% for the Guaranteed Income Rider and 2.50% for the Accumulation Income Rider).

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

Guaranteed Minimum Accumulation Rider

32.

Comment: The fourth bullet on page 91 states that the Rider provides a guarantee that may never come into effect because Contract Value may never be less than the Guaranteed Minimum Accumulation Benefit Amount, and the possibility that the Company will be required to pay the Guaranteed Minimum Accumulation Benefit Amount may be minimal. Please provide this disclosure in the Optional Benefit Riders discussion on page 13 and the Optional Benefit Risks discussion on page 19.

Response: The Company has revised the disclosure as requested.

33.

Comment: In the fifth bullet on page 91, please revise the second sentence to make clear that any additional Purchase Payments made after the first 12 months will increase the Contract Value but not the Accumulation Benefit Base, and therefore will reduce the likelihood of receiving the benefit provided by the rider. Please make corresponding changes in the Restrictions – Optional Benefits section of the table on page 10 of the prospectus, the Optional Benefit Riders discussion on page 13, the Optional Benefit Risks discussion on page 19, and in the benefit table on page 40 of the prospectus.

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

34.

Comment: In the sixth bullet, please clarify that RMDs could significantly reduce the values under the rider, perhaps by more than the amount of the withdrawal, and could terminate the rider and the Contract. Please revise the second sentence of this bullet to more clearly state that an investor should not purchase the rider if they plan to take RMDs from the Contract. Please make clear that RMDs may reduce the Guaranteed Minimum Accumulation rider’s benefits and terminate the rider in the Restrictions – Optional Benefits section of the table on page 10 of the prospectus, the Optional Benefit Riders discussion on page 13, the Optional Benefit Risks discussion on page 19, and in the benefit table on page 40 of the prospectus.

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

35.

Comment: In the first paragraph on page 92, please clarify in the second sentence that a new Accumulation Benefit Period will automatically begin following the end of an Accumulation Benefit regardless of whether the Guaranteed Minimum Accumulation Benefit Amount exceeds the Contract Value (i.e., please revise the clause “[a]t that time,” which suggests a new period only begins if the Guaranteed Minimum Accumulation Benefit Amount exceeds the Contract Value).

Response: The Company has revised the disclosure as requested.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

Appendix B

36.	Comment: Please remove the sixth and seventh sentences in the first paragraph. The prospectus should describe all material features of the Contract.

Response: The Company has revised the disclosure.

37.	Comment: Please state in the first paragraph that amounts paid from the General Account are subject to the Company’s claims-paying ability and financial strength.

Response: The Company has revised the disclosure.

38.

Comment: For each Fixed Account Option, please disclose how an investor may obtain the current crediting rate. Please also describe how Contract Value in each Fixed Account Option is calculated, including how and when interest is calculated and credited and the impact of additional purchase payments, transfers in and out, fees and charge deductions, and partial withdrawals on the Contract Value in the Fixed Account Option. Please clarify in the Appendix that the Minimum Guaranteed Interest Rate is applicable to the Fixed Dollar Cost Averaging Options.

Response: The Company has revised the disclosure.

PART C

39.

Comment: Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Company’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response: David Raszeja serves as the Company’s comptroller, which is noted on the signature page of the Amendment.

SUMMARY PROSPECTUS

General

40.	Comment: Please apply all comments herein to the summary prospectus, as applicable.

Response: The Company has applied all comments herein to the summary prospectus as applicable.

PIA Variable Annuity Account I

Deferred Variable Annuity Contract

November 30, 2023

*    *    *    *    *

Please call me at 202.346.4253 or Will Lane at 202.346.4304 if you have any comments or questions.

Sincerely,

/s/ Christopher E. Palmer
Christopher E. Palmer

cc:	Lynn Stone, The Penn Insurance and Annuity Company

William P. Lane, Goodwin Procter LLP